SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 29, 2011

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒  Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on March 28, 2011 on the Hong Kong Stock Exchange’s website:

(i)   http://www.hkexnews.hk/listedco/listconews/sehk/20110328/LTN20110328724.pdf with respect to resolutions passed at the board meeting of the Company held on March 28, 2011;

(ii)  http://www.hkexnews.hk/listedco/listconews/sehk/20110328/LTN20110328849.pdf with respect to the audited annual results of the Company and its subsidiaries for the year ended December 31, 2010;

(iii) http://www.hkexnews.hk/listedco/listconews/sehk/20110328/LTN20110328881.pdf with respect to the publishing of the “2010 Corporate Social Responsibility Report” of the Company on the Shanghai Stock Exchange; and

(iv) http://www.hkexnews.hk/listedco/listconews/sehk/20110328/LTN20110328917.pdf with respect to resolutions passed at the meeting of the supervisory committee of the Company held on March 28, 2011.

An English version of each of announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: March 29, 2011